CARDTRONICS, INC.
3110 Hayes Road, Suite 300
Houston, Texas 77082
December 5, 2007
VIA FACSIMILE & EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Karen J. Garnett

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-145929) of Cardtronics, Inc.
Ladies and Gentlemen:
     On behalf of Cardtronics, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 12:00 p.m., Washington, D.C. time, on Thursday, December 6, 2007, or as soon thereafter as practicable. As requested by the staff in its letter of December 5, 2007, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CARDTRONICS, INC.
By:	/s/ J. Chris Brewster
	Name:	J. Chris Brewster
	Title:	Chief Financial Officer

December 5, 2007
VIA EDGAR AND OVERNIGHT MAIL
Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549-7010

Re:	Cardtronics, Inc.
Registration Statement on Form S-1/Amendment No. 3
Filed November 21, 2007
File No. 333-145929
Dear Ms. Wolff:
     Set forth below are the responses of Cardtronics, Inc., a Delaware corporation (the “Company” or “we”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 5, 2007, with respect to the Company’s Form S-1 initially filed with the Commission on September 7, 2007, File No. 333-145929 (the “Registration Statement”). We have filed through EDGAR and enclosed herewith five courtesy copies of Amendment No. 4 (“Amendment No. 4”) to the Registration Statement. The sole purpose of Amendment No. 4 is to file our revised Exhibit 5.1 to the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
Outstanding Equity Awards at Fiscal 2006 Year-end, page 133
1.	We note your response to prior comment 7. The disclosure in footnote (3) to the table appears to be inconsistent with the disclosure of your critical accounting policies for stock based compensation on page 93 of the prospectus and in Note 3 to your audited financial statements. Please revise to reconcile these disclosures or advise.

Response: As we discussed by telephone today, the common share valuation appearing on page 133 represents the market value as of December 31, 2006 of unvested restricted shares awarded to Jack Antonini in 2003. As described in footnote (3) to the table appearing on that page, that value was based on the market value of our common stock as December 31, 2006, which was derived using a projected cash flow analysis for the Company and applying a multiple derived from publicly traded peer companies.

     The disclosures appearing on page 93 and in Note 3 to the financial statements present not how the estimated market value of our common stock is derived, but describe the way in which the Company calculates aggregate compensation expense associated with its equity compensation awards. While the market value of our common stock on the grant date of an equity award is one of the factors taken into consideration in determining the compensation expense associated with a grant, the expense calculation also takes into account (1) potential forfeitures, (2) vesting terms and (3) volatility. These components are described in detail both on page 93 and in Note 3.
Exhibit 5.1 — Legal Opinion
2.	Refer to the opinion regarding the legality of shares being sold by the selling stockholders. Considering that these shares have already been issued and that Cardtronics has received payment for these shares, counsel should opine that the shares have been and are duly authorized, validly issued, fully paid and non-assessable.

Response: The opinion of Vinson & Elkins L.L.P. has been revised as requested. Please refer to page 2 of Exhibit 5.1 to the Registration Statement.
     Should the Staff have any questions or comments, please contact the undersigned at 281-892-0128 or David Oelman of Vinson & Elkins L.L.P. at 713-758-3708.

Very truly yours, CARDTRONICS, INC.
By:	/s/ J. Chris Brewster
J. Chris Brewster
Chief Financial Officer

cc:	Mark Rakip (Commission)
Kevin Woody (Commission)
Stacie Gorman (Commission)
David Oelman (Vinson & Elkins L.L.P.)